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UNITED STATES	OMB Number: 3225-0101
SECURITIES AND EXCHANGE COMMISSION	Expires : February 28, 2014
Washington, D.C. 20549	Estimated average burden
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FORM 144	SEC USE ONLY
DOCUMENT SEQUENCE NO.
NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	CUSIP NUMBER

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute a sale	WORK LOCATION
or executing a sale directly with a market maker.

1 (a) NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
Gentium S.p.A.	N/A	000-51341
1 (d) ADDRESS OF ISSUER	STREET	CITY STATE ZIP CODE	(e) TELEPHONE NO.
AREA CODE	NUMBER
Piazza XX Settembre 2, 22079 Villa Guardia (Como), Italy
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) SOCIAL SECURITY NO. OR IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS	STREET	CITY STATE ZIP CODE
Laura Iris Ferro	Director	Piazzetta Brera 24/6, Milano, Italy

INSTRUCTION:	The person filing this notice should contact the issuer to obtain the IRS. Identification Number and the S.E.C. File Number.

3(a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See inst. 3(g))
ADS	Wedbush Securities Inc. One Bush Street, 17th Floor San Francisco CA 94104		100,000	$849,000	15,173,133	6/12/13	NASDAQ

INSTRUCTIONS:

1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer’s I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer’s S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer’s address, including zip code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice.
	(e)	Issuer’s telephone number, including area code		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
2.	(a)	Name of person for whose account the securities are to be sold		(f)	Approximate date on which the securities are to be sold
	(b)	Such person’s Social Security or I.R.S. identification number		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
	(c)	Such person’s relationship to the issuer (e.g., officer, director, 10%
stockholder, or member of immediate family of any of the foregoing)
	(d)	Such person’s address, including zip code SEC 1147 (02-08)

SEC  1147 (02-08)

TABLE I  -----  SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
ADS ADS	7/29/10 2/17/11	Purchased Donation	F3F (formerly FinSirton S.p.A. Olimpia Ceriani (Mother) acquired 7/29/10	60,000 40,000	7/29/10 2/17/11	cash n/a
INSTRUCTIONS:
If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given.  If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II  ---  SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
NONE
REMARKS:

INSTRUCTIONS:	ATTENTION:
See the definition of “person” in paragraph (a) of Rule 144,.  Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition.  In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

May 31, 2013	/s/ Laura Iris Ferro
DATE OF NOTICE	(SIGNATURE)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION IF RELYING ON RULE 10B5-1
The notice shall be signed by the person for whose account the securities are to be sold  At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.
ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SEC  1147 (02-08)